UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File No. 001-31965

TASEKO MINES LIMITED
(Translation of registrant's name into English)

     905 West Pender Street, Suite 300
Vancouver, British Columbia V6C 1L6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ ]    Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

DOCUMENTS FURNISHED

See the Exhibit Index hereto for a list of the documents furnished herewith and forming part of this Form 6-K.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-169469) of Taseko Mines Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2010

TASEKO MINES LIMITED

/s/Trevor Thomas
Trevor Thomas
Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	At The Market Issuance Agreement between Taseko Mines Ltd. and McNicoll Lewis & Vlak LLC dated October 18, 2010